UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-08796

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

B.

Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

REQUIRED INFORMATION

The following audited financial information, prepared in accordance with the Employee Retirement Income Security Act of 1974, is enclosed with this report:

1.

Statements of Net Assets Available for Benefits as of December 31, 2010 and December 31, 2009.

2.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.

3.

Supplemental schedule of assets held at December 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE BENEFITS COMMITTEE

Date:  June 24, 2011

/s/Ronald W. Jibson

Ronald W. Jibson, Chairman

Employee Benefits Committee

Questar Corporation

Employee Investment Plan

2010

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010

3

Notes accompanying the financial statements

4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010

10

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

11

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 24, 2011

Questar Employee Investment Plan 2010 11-K

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments at fair value
Questar Corporation common stock	$111,407,700	$284,516,138
QEP Resources, Inc. common stock	190,267,595	-
Registered investment companies	112,042,713	122,180,316
Common collective trust funds	29,149,907	27,937,388
Common collective trust funds related to fully benefit-responsive investment contracts	39,590,689	50,096,325
Total Investments at Fair Value	482,458,604	484,730,167

Receivables
Contributions receivable from Questar Corporation	-	464,000
Interest receivable and other	1,803	1,014
Pending trades	478,994	486,696
Participant loans	6,528,086	7,899,826
Total Receivables	7,008,883	8,851,536
Total Assets	489,467,487	493,581,703

Liabilities
Pending trades	(478,994)	(60,000)
Net assets available for benefits at fair value	488,988,493	493,521,703
Adjustment from fair value to contract value for investments in common
collective trust funds related to fully benefit-responsive investment contracts	(852,399)	(97,861)
Net Assets Available for Benefits	$488,136,094	$493,423,842

See notes accompanying the financial statements

Questar Employee Investment Plan 2010 11-K

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions
Investment income
Dividends and earnings	$ 6,173,400
Net realized and unrealized appreciation in fair value of investments	94,997,159
Total Investment Income	101,170,559

Interest income from participant loans	432,722

Contributions
Participants	13,366,898
Employer cash	4,449,216
Employer non-cash (Questar Corporation common stock)	4,155,668
Rollover	148,077
Total Contributions	22,119,859
Total Additions	123,723,140

Deductions
Distributions	(24,644,727)
Trustee and redemption fees	(48,251)
Transfer to QEP Resources, Inc. Employee Investment Plan (See Note 1)	(104,317,910)
Total Deductions	(129,010,888)
Net Change	(5,287,748)
Net Assets Available for Benefits at Beginning of Year	493,423,842
Net Assets Available for Benefits at End of Year	$488,136,094

See notes accompanying the financial statements

Questar Employee Investment Plan 2010 11-K

Questar Corporation

Employee Investment Plan

Notes accompanying the financial statements

1.  Plan Description

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). Questar’s Employee Benefits Committee is the Plan administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human-resource pool employees are ineligible to participate. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Unless otherwise directed, employee contributions are invested in the MFS Total Return Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2010 and 2009 was $16,500. The catch-up maximum contribution limit for 2010 and 2009 was $5,500 for participants that were age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Beginning July 1, 2010, all participants receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period. Prior to July 1, 2010, participants received employer matching contributions on the first 6% of their eligible compensation contributed as follows: employees of a participating company that was a subsidiary of QEP Resources, Inc., formerly known as Questar Market Resources, Inc., received a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period during the entire year. All other participants received a matching contribution of 100% on the first 3% contributed and 60% on the next 3% contributed, for an overall employer matching contribution of 80% on the first 6% of their eligible compensation contributed each pay period. All employer contributions are made on a pre-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan. Beginning February 22, 2010, unless otherwise directed, employer matching contributions are invested in the MFS Total Return Fund. Prior to February 22, 2010, unless otherwise directed, employer matching contributions were invested in the same investments as employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

Prior to July 1, 2010, the Plan provided an additional $200 annual employer non-matching contribution to the Questar Stock Fund to each qualifying employee of participating employers. To qualify, an employee must have been eligible to participate in the Plan continuously from the first day through the last day of the Plan year. Qualifying employees did not have to otherwise participate in the Plan. Effective for the 2010 Plan year, the non-matching contribution was discontinued.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus 1%, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Questar Employee Investment Plan 2010 11-K

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Effective January 1, 2010, distributions of a participant’s account balance that is invested in the Questar Stock Fund or the QEP Stock Fund are made in cash or, at the participant’s election, in whole shares of Questar or QEP common stock. Fractional Questar and QEP shares as well as distributions from the Plan’s other investments are paid in cash. Also effective January 1, 2010, participants whose account balances are less than $1,000 upon death, resignation, or other termination will receive a complete distribution in cash. If the account balance is greater than $1,000, the participant may elect to leave the account balance in the Plan until April 1 of  the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. The participant may elect to receive a complete distribution at any time prior to mandatory distribution. Partial distributions are not permitted. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½. Prior to January 1, 2010, for a participant whose account balance was between $1,000 and $5,000 and who failed to make a distribution election, the account balance was converted to cash and rolled over to an individual retirement account set up for the participant.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan document explains the rules for withdrawing any amounts from the Questar and QEP stock funds and the Plan’s other investments held in the participants’ accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2010 was $3,546. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses, except commissions, common collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The trustee and redemption fees of $48,251 reflected in the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and common collective trust fund management fees.

On June 30, 2010, the Company distributed to its shareholders in a tax-free, pro-rata dividend (the Spinoff) all of the shares of QEP Resources, Inc. (QEP), including its subsidiaries, QEP Energy Company (formerly Questar Exploration and Production Company), QEP Field Services Company (formerly Questar Gas Management Company), QEP Marketing Company (formerly Questar Energy Trading Company), and QEP Employee Services, Inc. (formerly Questar Employee Services, Inc.). At the time of the Spinoff, approximately 68% of the value of the Questar common stock held by the Plan was converted to QEP common stock (for each share of Questar common stock held in the Plan, participants received one share of QEP common stock) and the QEP Stock Fund was created as an investment of the Plan. In association with the Spinoff, QEP established the QEP Resources, Inc. Employee Investment Plan (QEP Employee Investment Plan), and QEP agreed to accept the transfer of the accounts (including participant loans) in the Plan attributable to eligible QEP employees and all of the assets in the Plan related thereto. Participant accounts of QEP employees were transferred to the QEP Employee Investment Plan and related assets were transferred in-kind out of the Plan in August of 2010. The transfer out of $104,317,910 is reported in the Statement of Changes in Net Assets Available for Benefits.

2.  Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

B. Use of Estimates

The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C. Investment Valuation and Income Recognition

Investment in Questar and QEP common stock is stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair values of participation units in common collective trust funds are based on the quoted market prices of the underlying securities and the number of units owned

Questar Employee Investment Plan 2010 11-K

by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and the QEP Stock Fund holds shares of QEP common stock. Each fund maintains a common collective trust cash reserve and uses unitized-value accounting. The market values of Questar and QEP shares plus the respective cash reserves are converted to equivalent units for these funds. The equivalent unit values are different from the underlying stock prices. The common stock and cash reserve components of the Questar and QEP stock funds at December 31, 2010 and 2009 are as follows:

	Questar Stock Fund		QEP Stock Fund
	December 31,		December 31,
	2010	2009	2010
Common stock	$111,407,700	$284,516,138	$190,267,595
Wells Fargo Short-term Investment Money Market Fund	3,324,698	3,202,443	3,476,088
Total fund balance	$114,732,398	$287,718,581	$193,743,683

D. Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar and QEP common stock held in their accounts. If no election is made, Questar dividends are reinvested to purchase additional shares of Questar common stock and QEP dividends are reinvested to purchase additional shares of QEP common stock. Currently reinvested Questar and QEP dividend-shares are purchased at market value. Any shares purchased with Questar or QEP dividends vest immediately, even if the participant does not yet have a vested right to the shares on which the dividends were paid.

E. Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

F. Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund (N2), a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

G. New Accounting Standards

Effective for the 2010 Plan year, the Plan adopted new accounting guidance issued in September 2010 that requires participant loans to be presented in the Statements of Net Assets Available for Benefits as receivables of the Plan at their unpaid principal balance plus accrued but unpaid interest. Interest income on unpaid principal balances is recorded on an accrual basis and reported separately in the Statement of Changes in Net Assets Available for Benefits. The Plan was formerly required to present and disclose participant loans as investments of the Plan at fair value, with interest as a component of investment income. The financial statements and accompanying notes report participant loans under the new guidance in all periods presented.

Also effective for the 2010 Plan year, the Plan adopted new fair value disclosure guidance issued in January 2010. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. It also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance is effective for reporting periods beginning after December 15, 2009. Since the guidance only affects fair value disclosures, its adoption did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the Financial Accounting Standards Board issued fair value guidance that further clarifies fair value measurement and disclosure requirements and adds certain new disclosures. Changes under the new guidance include clarification of appropriate valuation premises and adjustments for measurement of financial assets and liabilities, additional disclosures regarding transfers

Questar Employee Investment Plan 2010 11-K

between Levels 1 and 2 of the fair value hierarchy, and additional quantitative and qualitative disclosures about unobservable inputs used for Level 3 valuations. The guidance becomes effective for annual reporting periods beginning after December 15, 2011. The Plan administrator is currently evaluating the effect that the guidance will have on the Plan’s financial statements.

H. Reclassifications

Certain reclassifications were made to the 2009 Statement of Net Assets Available for Benefits to conform to the 2010 presentation.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5.  Investments

The Plan’s net realized and unrealized appreciation in fair value of investments during 2010 is as follows:

Questar Corporation common stock	$41,749,247
QEP Resources, Inc. common stock	36,939,058
Shares of registered investment companies	11,934,654
Common collective trust funds	4,374,200
Net realized and unrealized appreciation in fair value of investments	$94,997,159

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009
Questar Corporation common stock	$111,407,700	$284,516,138
QEP Resources, Inc. common stock	190,267,595	**
Wells Fargo Stable Return Fund, at contract value*	38,738,290	49,998,464
PIMCO Total Return Institutional Fund	**	25,170,527

* Fair value was $39,590,689 and $50,096,325 at December 31, 2010 and 2009, respectively.

**Investment did not represent 5% or more of the Plan’s net assets available for benefits.

Questar Employee Investment Plan 2010 11-K

6.  Fair Value Measurements

The Plan measures and discloses fair values in accordance with the accounting standards for fair value measurements and disclosures. These standards establish a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: Common collective trust funds are valued using the quoted market price of the underlying securities, as reflected in the funds’ net asset values. There are no redemption restrictions on these funds.

The fair value of investments at December 31, 2010, is shown in the table below:

	Fair Value Measurements
	December 31, 2010
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$111,407,700	$ -	$111,407,700
QEP Resources, Inc.	190,267,595	-	190,267,595
Registered investment companies:
Equity growth funds	58,743,156	-	58,743,156
Corporate debt income funds	32,190,723	-	32,190,723
Balanced funds	13,192,448	-	13,192,448
Equity index funds	7,916,386	-	7,916,386
Common collective trust funds:
Equity index funds	-	22,349,121	22,349,121
Money market funds	-	6,800,786	6,800,786
Common collective trust funds – related to fully benefit-responsive investment contracts	-	39,590,689	39,590,689
Total Investments at Fair Value	$413,718,008	$68,740,596	$482,458,604

The fair value of investments at December 31, 2009, is shown in the table below:

	Fair Value Measurements
	December 31, 2009
	Level 1	Level 2	Total
Questar Corporation common stock	$284,516,138	$ -	$284,516,138
Registered investment companies:
Equity growth funds	66,208,333	-	66,208,333
Corporate debt income funds	33,357,205	-	33,357,205
Balanced funds	15,607,186	-	15,607,186
Equity index funds	7,007,592	-	7,007,592
Common collective trust funds:

Questar Employee Investment Plan 2010 11-K

Equity index funds	-	24,734,945	24,734,945
Money market funds	-	3,202,443	3,202,443
Common collective trust funds – related to fully benefit-responsive investment contracts	-	50,096,325	50,096,325
Total Investments at Fair Value	$406,696,454	$78,033,713	$484,730,167

7.  Party-in-Interest Transactions

During 2010, the Plan received dividends of $3,199,779 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $32,831,644, and transactions involving sales and distributions of Questar common stock were $16,161,727 during 2010.

Following the Spinoff on June 30, 2010, the accounts and related assets of QEP employees remained in the Plan until they were transferred to the QEP Employee Investment Plan as of the market close on August 2, 2010. From the time of the Spinoff through August 2, 2010, transactions involving sales and distributions of QEP common stock were $5,935,430, the majority of which resulted from sales by the trustee to fund the cash reserve component of the newly created QEP Stock Fund. At the time of the Spinoff, the Plan was credited with $211,755,762 of QEP common stock, with a corresponding decrease in value of Questar common stock.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9.  Reconciliation of the Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500 follows:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$488,136,094	$493,423,842
Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	852,399	97,861
Net assets available for benefits per the Form 5500	$488,988,493	$493,521,703

A reconciliation of net change in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500 follows:

Year Ended December 31, 2010
Net change in net assets available for benefits per the financial statements	($5,287,748)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2010	852,399
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2009	(97,861)
Net income minus transfers of assets from the Plan per the Form 5500	($4,533,210)

Questar Employee Investment Plan 2010 11-K

EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
*	Questar Corporation	6,399,064 shares of common stock	[1]	$111,407,700
[2]	QEP Resources, Inc.	5,240,088 shares of common stock	[1]	190,267,595
	Registered Investment Companies, Common Collective Trust Funds, and Money Market Funds:
	Allianz NFJ	Small Cap Value I Fund, 55,423 shares	[1]	1,655,496
	American Funds	The Growth Fund of America (R6), 501,893 shares	[1]	15,277,621
	American Funds	The Europacific Growth Fund (R6), 318,765 shares	[1]	13,187,304
	Baron	Small Cap I Fund, 368,850 shares	[1]	8,808,149
	BlackRock	U.S. Equity Market Index Fund, 89,904 shares	[1]	3,446,924
	Goldman Sachs	High-Yield Institutional Fund, 1,235,894 shares	[1]	9,022,026
	MFS	Total Return Fund (R4), 934,971 shares	[1]	13,192,448
	MFS	Value Fund (R4), 410,170 shares	[1]	9,355,970
	Perkins	Mid Cap Value I Fund, 73,188 shares	[1]	1,651,854
	PIMCO	Total Return Institutional Fund, 2,135,364 shares	[1]	23,168,697
	T. Rowe Price	Mid Cap Growth Fund, 150,466 shares	[1]	8,806,762
	Vanguard	REIT Index Institutional Fund, 652,091 shares	[1]	7,916,386
*	Wells Fargo	S&P 500 Index Fund (G), 426,494 units	[1]	18,902,197
*	Wells Fargo	Short-term Investment Money Market Fund, 6,800,786 units		6,800,786
*	Wells Fargo	Stable Return Fund (N2), 3,608,683 units	[1]	39,590,689
*	Participant loans	Interest rates range from 4.25% to 10.00% maturing through 2020		6,528,086
	Total			$488,986,690

* Indicates party-in-interest to the Plan.

1  Investments are participant-directed, thus cost information is not applicable.

2  QEP Resources, Inc. was a party-in-interest to the Plan from June 30, 2010 through August 2, 2010, at which time the accounts of all QEP employees were transferred to the QEP Resources, Inc. Employee Investment Plan.

Questar Employee Investment Plan 2010 11-K

EXHIBIT INDEX

The following exhibit is being filed as part of this report:

Exhibit No.

Exhibit

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Questar Employee Investment Plan 2010 11-K